                                               File No. 70-____

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

              FORM U-1 APPLICATION-DECLARATION

                          UNDER THE

         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


             CENTRAL AND SOUTH WEST CORPORATION
                1616 Woodall Rodgers Freeway
                       P.O. Box 660164
                    Dallas, Texas  75202

                      CSW ENERGY, INC.
                1616 Woodall Rodgers Freeway
                       P.O. Box 660789
                    Dallas, Texas  75202

                   CSW INTERNATIONAL, INC.
                1616 Woodall Rodgers Freeway
                       P.O. Box 660789
                    Dallas, Texas  75202

        (Names of companies filing this statement and addresses of principal executive offices)


             CENTRAL AND SOUTH WEST CORPORATION
       (Name of top registered holding company parent)

                    Stephen J. McDonnell
                          Treasurer
             Central and South West Corporation
                1616 Woodall Rodgers Freeway
                       P.O. Box 660164
                    Dallas, Texas  75202

                       Terry D. Dennis
                          President
                      CSW Energy, Inc.
                1616 Woodall Rodgers Freeway
                       P.O. Box 660789
                    Dallas, Texas  75202

                       Terry D. Dennis
                          President
                   CSW International, Inc.
                1616 Woodall Rodgers Freeway
                       P.O. Box 660789
                    Dallas, Texas  75202

                       Joris M. Hogan
               Milbank, Tweed, Hadley & McCloy
                  One Chase Manhattan Plaza
                  New York, NY  10005-1413

         (Names and addresses of agents for service)

        Respectfully request that copies be sent to:

                        Edwin F. Feo
Milbank, Tweed, Hadley & McCloy
601 South Figueroa Street
30th Floor
Los Angeles, CA  90017



        Central and South West Corporation, a Delaware corporation ("CSW") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW International, Inc., a Delaware corporation and wholly-owned nonutility subsidiary of CSW ("CSWI"), hereby file this Form U-1 Application-Declaration (this "Application-Declaration") to seek the authority of the Commission as set forth below. In summary, CSW, Energy and CSWI seek an order that would exempt CSW, Energy and CSWI from the requirement of Rule 53(a)(1) under the Act so as to allow CSW, Energy and/or CSWI to guaranty securities of exempt wholesale generators and foreign utility companies and to use the proceeds of recourse debt and equity securities to invest in the securities of exempt wholesale generators and foreign utility companies in amounts which, when added to CSW's "aggregate investment" at any time in such entities, would not exceed CSW's "consolidated retained earnings." In addition, CSW, Energy and CSWI are requesting an order that would remove any restriction on the amount of debt securities that may be issued by Energy, CSWI or any of their respective subsidiaries to fund investments in exempt wholesale generators and foreign utility companies for which securities there is no recourse to CSW or any of its operating utility subsidiaries.
Item 1. Description of Proposed Transaction.
        (1)  History and Nature of Request.  CSW is a
registered holding company under the Act. Since 1990, CSW, directly or through its wholly-owned subsidiary, Energy, has engaged in development activities to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct (such construction subject to further Commission authorization), "qualifying facilities" ("QFs") as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and independent power facilities, including exempt wholesale generators, as defined in
Section 32(a) of the Act ("EWGs"). Since 1994, CSW, directly or through its wholly-owned subsidiary, CSWI, has engaged in development and investment activities with respect to EWGs and foreign utility companies, as defined in Section 33(a) of the Act ("FUCOs"), and is authorized to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to EWGs and FUCOs (collectively, "Exempt Projects") and (except for operation) to foreign electric utility enterprises that are not Exempt Projects.
        CSW is presently authorized under the terms of orders
and supplemental orders issued under File Nos. 70-7758, 70-8205 and 70-8423 (collectively, the "Financing Orders") to finance the operations of CSW, Energy, CSWI and their respective subsidiaries by issuing and selling debt and equity securities and by issuing guarantees of the securities of certain subsidiaries. CSW's authorization under the Financing Orders may be summarized as follows:
        (a) File No. 70-7758. Pursuant to an order of the Commission dated September 28, 1990 (HCAR No. 25162) and supplemental orders dated November 22, 1991 (HCAR No. 25414), December 31, 1992 (HCAR No. 25728) and November 28, 1995 (HCAR No. 26417) with respect to File No. 70-7758, CSW and Energy obtained authorization, among other things, to (i) spend up to $250 million to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct (such construction subject to further Commission authorization), QFs and independent power facilities, including EWGs; and (ii) finance such activities through capital contributions, open account advances and loans in an aggregate amount not to exceed $250 million. Such authorization expires on December 31, 2000.
        (b) File No. 70-8205. Pursuant to an order of the Commission dated August 6, 1993 (HCAR No. 25866) and a supplemental order dated November 28, 1995 (HCAR No. 26416), CSW and Energy obtained authorization, among other things, from time to time to issue letters of credit, bid bonds or guarantees (collectively, the "CSWE Guarantees") in connection with the development of QFs and independent power facilities, including EWGs, in an aggregate amount not to exceed $75 million. Such authorization expires on December 31, 2000.
        (c)  File No. 70-8423.  CSW and Energy received
authority of the Commission by order dated November 3, 1994 (HCAR No. 26156) and a supplemental order dated September 27, 1995 (HCAR No. 26383), among other things, (i) to organize CSWI and certain other subsidiaries meeting certain specifications set forth in the application-declaration in File No. 70-8423 (the "Project Parents") to invest in Exempt Projects in an amount up to 50% of CSW's "consolidated retained earnings" as determined in accordance with Rule 53(a)(1)(ii) under the Act for such investments for which there is recourse to CSW and up to $3 billion for such investments for which there is not recourse to CSW, (ii) to fund such investments from time to time through issuances by CSW, CSWI and/or Project Parents of stock, partnership interests, promissory notes, commercial paper or other debt or equity securities and (iii) for CSW to provide guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements (collectively, the "CSWI Guarantees"; and together with the CSWE Guarantees, collectively, the "Guarantees") concerning CSWI's or Project Parents' activities permitted under such order and supplemental order. In addition, the order and supplemental order in such file authorize CSW, directly or through CSWI or their respective subsidiaries, to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation) to foreign electric utility enterprises that are not Exempt Projects. Such authorization expires on December 31, 1997.
        Under the terms of each of the Financing Orders, CSW
may use the proceeds of common stock sales and borrowings, among other things, to finance the acquisition of the securities of or other interest in one or more Exempt Projects, and may issue Guarantees in respect of the securities of such Exempt Projects; provided, that the sum of the Guarantees at any time outstanding and the net proceeds of common stock sales and borrowings by CSW that may at any time be used by CSW to fund investments in Exempt Projects (or in Energy, CSWI or Project Parents to facilitate investments in Exempt Projects) shall not, when added to CSW's "aggregate investment," as defined in Rule 53(a) under the Act, in all such entities, exceed 50% of CSW's "consolidated retained earnings." The term "consolidated retained earnings," also defined in Rule 53(a), is the average of consolidated retained earnings for the previous four quarters, as reported in CSW's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. For CSW, "consolidated retained earnings" as of December 31, 1995, were approximately $1.85 billion.
        (2) Description of Exempt Projects Presently Owned by CSW. CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) as of February 1, 1996 was approximately $825 million in Exempt Projects, or about 45% of CSW's "consolidated retained earnings" as of December 31, 1995, which were approximately $1.85 billion. Additional funds required to purchase the securities of and/or finance construction costs of the facilities owned by these entities have been obtained from lenders on a non-recourse basis; that is, from loans that are secured solely by the assets and revenues of a particular Exempt Project or the Project Parent that holds the ownership interest in such Exempt Project and for which the lender does not have recourse to CSW or any associate company (other than another Exempt Project or a Project Parent), except to the extent of any presently effective Guarantees, which are included in CSW's "aggregate investment" for purposes of Rule 53(a). CSW's present holdings of Exempt Projects are as follows:
             (a) SEEBOARD plc ("SEEBOARD"). On November 6, 1995, CSW, indirectly through CSW (UK) plc ("CSW UK"), announced its intention to commence an offer in the United Kingdom to acquire all of the outstanding share capital of SEEBOARD for an aggregate purchase price of approximately $2.52 billion, which was reduced by approximately $400 million to approximately $2.12 billion to reflect the distribution by SEEBOARD to its shareholders, including CSW UK, of SEEBOARD's ownership interest in The National Grid Group plc, which occurred effective
December 11, 1995. On January 10, 1996, CSW UK announced that all conditions necessary to consummate the offer for SEEBOARD had been satisfied or waived, and that such offer had been declared wholly unconditional in all respects. Through February 20, 1996, CSW UK had acquired shares representing, or had valid acceptances in respect of, approximately 92% of the outstanding share capital of SEEBOARD. CSW UK expects to acquire the remaining 8% of the outstanding share capital of SEEBOARD by the end of the second quarter of 1996.
        SEEBOARD, which is a FUCO, serves approximately
2 million customers in England. SEEBOARD's distribution territory covers approximately 3,000 square miles and extends from the outlying areas of London to the English Channel. It was one of the 12 regional electricity companies created in 1990 by the British government as part of the privatization of the electric utility industry in England and Wales. SEEBOARD is primarily a distribution and supply company, purchasing most of its electricity requirements from third-party generators. As of December 31, 1995, CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in SEEBOARD was approximately $742 million. After giving effect to the consummation of the purchase of all of the outstanding share capital of SEEBOARD, and the funding of the purchase therefor, CSW estimates that its "aggregate investment" (as defined under Rule 53(a) of the Act) in SEEBOARD will be approximately $820 million. The balance of the purchase price for the outstanding shares of SEEBOARD, approximately $1.30 billion, will be financed by capital contributions or loans to be made by CSW UK's sole shareholder, CSW Investments, a company organized under the laws of the United Kingdom ("CSW Investments"), an indirect, wholly-owned subsidiary of CSWI. CSW Investments arranged for a credit facility to finance such amount, which credit facility is neither guaranteed by, nor otherwise provides for recourse to, CSW, CSWI or any of CSW's operating utility subsidiaries.
        CSW anticipates that SEEBOARD will make an immediate contribution to CSW's earnings per share. In addition to providing CSW with a relatively stable source of income in the future, the SEEBOARD acquisition is particularly attractive to CSW for other reasons. First, CSW believes that it will add value to its investment in SEEBOARD's shares, primarily through implementation of cost savings measures. Under the British regulatory system, the benefits of these cost savings will accrue primarily to CSW, as SEEBOARD's shareholder. Second, CSW, through SEEBOARD, will compete as a power marketer in a market in which retail customers with a minimum annual peak demand of
100 kilowatts or more can choose their electricity supplier. The experience that CSW will gain in operating a utility in such a competitive environment is expected to be highly valuable to CSW in the United States. Finally, CSW's purchase of SEEBOARD is the first in a series of anticipated events that will lead to a rationalization, possibly through further consolidations, of the electricity sector in the United Kingdom, a process that in itself could produce attractive returns for investors. By acquiring SEEBOARD, CSW has achieved early entry into that market and therefore believes that it is positioned to earn an attractive return on its investment.
             (b)  CSW and Alpek, S.A. de C.V. are jointly
developing a project near Altamira, in the state of Tamaulipas, Mexico (the "Altamira Project"), which will be an Exempt Project. Alpek is a subsidiary of Grupo Alfa, a large Mexican company with business interests in petrochemicals, food, steel, telecommunications and other areas. The project is a nominal 100 megawatt gas-fired cogeneration facility that will serve an expanding industrial park. The project will be expandable to 400 megawatts. Most of the customers for electricity and steam are either Alpek affiliates or Alpek joint venture partners that are located either in the industrial park or some distance away in Monterrey. Letters of intent are presently in place for all the steam and for some of the electricity purchases, which purchases will be made, for the most part, in U.S. dollars or dollar-indexed pesos. Contracts are being negotiated with the Mexican gas entity, Pemex Gas y Petroquimica Basica, for the supply of natural gas to the project and with the electric company, Comision Federal de Electricidad, for the backup and transportation of electricity. The Altamira Project is expected to begin construction during the second quarter of 1996 and completion is anticipated to be in late 1997. CSW's expenditures in the Altamira Project as of December 31, 1995 were less than $700,000. However, CSW's "aggregate investment" in the Altamira Project is ultimately expected to be approximately $35 million.
             (c)  Energy, with its partners, KVA Resources,
Inc. and KLT Power Generation, Inc., are jointly developing projects in the Pacific Northwest of the United States. In connection with such development activities, an EWG application has been filed with and approved by the Federal Energy Regulatory Commission for the Northwest Regional Power Facility.
             The Northwest Regional Power Facility is an 838 megawatt gas-fired EWG project located in Creston, Washington. The project is in the last stage of approval from the Washington State Energy Facility Site Evaluation Council to obtain a permit to construct. Power sales activity is expected to escalate upon approval.
             Energy is also investigating two additional
projects, which may qualify as EWGs, for development in the Pacific Northwest. The Everett Delta Project is a 238 megawatt project located in Everett, Washington designed to provide electric power to the Snohomish Public Utility District and others while providing thermal energy to a paper recycling facility. The Starbuck Project is a 244 megawatt peaking-type combustion turbine project to be located near Starbuck, Washington. CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) as of February 1, 1996 with respect to the Northwest Regional Power Facility was approximately $5 million. CSW's anticipated "aggregate investment" in the projects presently under consideration by Energy and its joint venture partners in the Pacific Northwest is expected to be approximately $175 million with the placement of equity expected to occur between 1997 and 2000.
             (d) CSWI, indirectly through a Project Parent, is presently finalizing a letter of intent with a Brazilian company to acquire, directly or indirectly, an ownership interest in Exempt Projects located in Brazil. Assuming such letter of intent is completed and the transactions therein are consummated, CSWI's "aggregate investment" (as defined under Rule 53(a) of the
Act) in such projects is expected to be approximately $50 million in 1996 and approximately $100 million by 2000. CSWI's expenditures on these projects as of December 31, 1995 were less than $50,000.
             (e) CSWI and certain non-affiliated partners are jointly developing a 1300 megawatt project in Southeast Asia, which will be an Exempt Project. Such project is a coal fuel facility that will serve a government owned electric utility. CSWI anticipates an ownership interest in such project of approximately 20%. Such project is expected to begin construction in 1997 and is anticipated being completed in phases during 2000 and 2001. CSWI's expenditures on this project as of December 31, 1995 were less than $250,000. However, CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in this project is expected to be approximately $85 million.
             (f)  Anticipated Investments in Exempt Projects.
As of February 1, 1996, CSW had an "aggregate investment" (as defined under Rule 53(a) of the Act) in Exempt Projects of approximately $825 million. However, CSW is presently considering investments in Exempt Projects as described above that in aggregate would be approximately $1.215 billion.
        (3) Risk Profile of CSW's Investments in Exempt Projects. Investments in independent power production facilities and foreign utility systems involve a variety of risks that are not necessarily present in the traditional, regulated, electric utility industry. The Applicants have established comprehensive procedures to identify and address (i.e., limit and/or mitigate) these risks.
             (a) The Project Review Process. Every potential project investment opportunity developed by Energy or CSWI is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of Energy's and CSWI's strategic plans which survey independent power opportunities domestically and throughout the world and provides a variety of tools to assist in the evaluation of risks. These plans, which are updated periodically, lead to the identification of projects and countries where Energy or CSWI intends to pursue project development efforts. The plans also lead to the development of budgeted levels of expenditure on foreign development activities. Before CSW makes any investment in a foreign country, an analysis of that opportunity, including the specific country risk, is presented first to the executive management group at Energy or CSWI, as the case may be, then to the board of directors of Energy or CSWI, as the case may be, and finally to CSW's board of directors. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities and whether local business practices will support long-term investment of private capital. The board of directors of both CSW and either Energy or CSWI (as the case may be) must approve investments in any foreign country. This careful planning and budgeting process helps to mitigate an important risk of the independent power business: the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.
        Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Energy or CSWI, as the case may be, with functional oversight over the relevant risk factor subject matter.
        Finally, every project is subjected to increasing
levels of management review. Depending on the amount of CSW's anticipated financial exposure to a particular project, the proposed investment must be approved successively by the entire executive management group of Energy or CSWI (as the case may
be), the board of directors of Energy or CSWI (as the case may
be), and finally, by the board of directors of CSW. Significantly, the final project review process is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt maturities are often long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Typically, project debt documents require the establishment of plant overhaul, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. Energy's and CSWI's success in arranging appropriate levels of non-recourse financing for its QF and Exempt Project investments in effect serves as a validation of the project review process described above.
             (b)  Risk Mitigation of Independent Power
Projects. Each of Energy and CSWI carefully evaluates the potential risks of an independent power project or foreign utility system before CSW's funds are committed.
                  (i)  Operating risks.  Each of Energy and
CSWI has focused its project development efforts on technologies with which it has existing competencies in coal, gas or oil generation. Due diligence of operating assumptions is carried out by Energy's and CSWI's engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in the price of fuel is often passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, when Energy, CSWI or an affiliate is responsible for managing the day-to-day operations of Exempt Projects in which it holds an ownership interest, its ability to address and correct operating problems is far greater than would be the case if operating control were in the hands of a third party.
                  (ii) Construction risks. Construction risks are typically addressed under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The credit-worthiness and "track record" of the construction contractor is a very important consideration in this regard. In those cases where Energy or CSWI, as the case may be, or its respective subsidiary serves as its own general construction contractor, it looks to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.
                  (iii)  Commercial risks.  Many independent
power projects rely on the "off-take" commitment of a single power purchaser, usually the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, Energy or CSWI, as the case may be, makes an assessment of the credit-worthiness of the power purchaser over the life of the project and/or seeks to have a contingency plan in the event of off-take defaults.
        In competitive power markets outside the United States, long-term off-take contracts are not always available and electricity prices may be determined by supply and demand.
Energy and CSWI conduct extensive investigations of the electricity markets in these environments to ensure the viability of long-term demand. Further, Energy and CSWI seek projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus providing that the project will be a competitive supplier.
                  (iv)  Financial risks.  Energy and CSWI
address the financial risks of their respective projects in a variety of ways. First and foremost, the permanent debt financing for such projects is, by its express terms, non-recourse to CSW or any associate company (other than other Exempt Projects or Project Parents) to the greatest extent practicable. This means that the non-recourse debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from CSW. This method of financing ensures that CSW's exposure to any independent power project is limited to the amount of its equity commitment and that CSW's domestic public utility subsidiaries (the "Operating Companies") and their customers bear no risk of a project's failure or financial distress. From time to time, CSW may agree to provide Guarantees in connection with non-recourse financings or bridge financings, but these financial supports are carefully monitored and treated as a part of CSW's equity commitment for regulatory reporting and internal control purposes. To date, CSW has never been called upon to fund its obligation under any such Guarantee issued with respect to an investment in an Exempt Project.
        In addition to the essentially non-recourse nature of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the value of a project depends on a long-term, fixed-price, off-take contract (i.e., a power purchase contract), the project debt is typically designed to be of a similar term, with scheduled debt payments usually covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing is typically smaller, so that financial risk is not induced by excessive debt levels. Thus, while Energy's and CSWI's projects with long-term off-take contracts have debt capitalization levels in the 70% to 80% range, Energy's and CSWI's other projects will be leveraged at levels similar to those of United States regulated utilities.
        Another financing risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed but before financial closing, Energy and CSWI are also exposed to interest rate variability. This risk can be mitigated by purchasing financial instruments which provide hedges against interest rate volatility. The finance department of Energy or CSWI, as the case may be, is responsible for monitoring the use of these instruments to ensure they are used properly.
                  (v)  Foreign currency exchange risk.  There
are several ways in which Energy and CSWI have addressed the foreign currency exchange risk element, depending on the status of the host country. In countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project is payable in or indexed to hard currency (almost invariably United States dollars), as is presently contemplated to be the case with the Altamira Project. In addition, back-up guarantees or other undertakings by the central government may be available to ensure that the United States dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.
        In some countries, the source of revenues can be tied
in other ways to the United States dollar. For example, the capacity charge element of revenues derived by an Exempt Project may be tied to the cost of new capacity measured in United States dollars. In addition, an Exempt Project's revenue may be expressed in a unit of account (i.e., a national monetary unit) which adjusts for any inflation of the local currency, thereby protecting the project against depreciation of the currency.
        In other cases (SEEBOARD, for example), the non-
recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In addition, in more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.
                  (vi) Legal risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.
        In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, Energy and CSWI evaluate country risk at the outset of any project development effort and attempt to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including CSW's board of directors before any investment occurs. In addition to a general review, the country analysis focuses specifically on the country's electric sector and on the government's support for private ownership in that sector.
        Also at the outset of development work in a foreign country, Energy and CSWI seek local partners who are experienced in doing business in the host country. Local partners are a very important element in mitigating the risk of future expropriation or unfair regulatory treatment. An additional mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions, such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability. In addition, political risk can often be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation.
                  (vii) Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, CSW's fundamental view is that the best long-term approach to managing the risk of investing in the independent power business is through diversifying both the type and the location of projects. In this regard, CSW recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, CSW is committed to diversifying its investments across countries and regions of the world. CSW's strategy has been focused on investment opportunities in North America (outside the core regulated business of CSW), Europe, Latin America, Australia and Asia. Substantial investments have been made in the first two regions, and extensive development efforts are underway in Latin America and, to a lesser degree, in Asia.
        Regional diversification is important since economic
and political instability, when they have occurred historically, have tended to involve multiple countries in a region. Accordingly, CSW's board of directors may set limits on investment in specific countries which vary according to an assessment of the country's stability.
        Another element of CSW's diversification policy is to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems.
Greenfield projects are those that involve completely new development and construction of electric facilities, principally generating stations. Greenfield projects involve a higher degree of risk since they entail a lengthy process of development and construction. Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to CSW because they generally produce higher rates of return on investment than investments in existing assets and because they lay the foundation for continued earnings growth for CSW after the turn of the century.
        To balance these greenfield project development
efforts, CSW's development efforts target assets to be purchased that are already in operation, either from existing private owners or through privatizations. These acquisitions reduce the risk of CSW's overall business by producing near-term earnings without significant development or construction risk.
        The result of this balanced portfolio strategy is that CSW is not dependent on any single country, regulatory environment or type of asset for its earnings from independent power projects and foreign utility investments. In addition, while CSW has successfully developed significant investments in projects which are expected to produce long-term results, it has also ensured that its portfolio of projects will add cash flow and earnings for its shareholders in the immediate future, thereby supporting share value and dividend growth.
        (4)  Potential Investments in Additional Exempt
Projects. Energy and CSWI are presently investigating, alone and in conjunction with others, investment opportunities in several additional domestic and foreign power projects and existing foreign utility systems. Most of these ventures are expected to qualify as either EWGs or FUCOs. In particular, several foreign countries, such as Australia and Brazil, are now privatizing state-owned utility systems. Other countries, such as Korea, Taiwan and Thailand, are promoting private investment to construct, own and operate generating plants.
        CSW intends to make substantial additional investments
in Exempt Projects, primarily for the following reasons:
        There has not been any significant new equity
investment in any of the Operating Companies in over ten (10) years and none is projected for at least the next three (3) years. Thus, acquisitions of Exempt Projects present CSW with the opportunity to continue to grow through reinvestment of retained earnings in an industry sector that CSW has decades of experience in, while at the same time diversifying overall asset risk.
        Second, CSW, directly or through Energy or CSWI, has purposely pursued investments in utility systems in geographical regions, such as England, Australia and South America, which have moved much further than the United States towards deregulation and full competition in both wholesale and retail electricity markets. CSW believes that the creation and maintenance of value for its shareholders will depend critically on its ability to operate its core business in the United States successfully as that business becomes subject to increasing competition. CSW's experience in markets that are already largely deregulated will be critical to the long-term success of its core business. Moreover, the lessons learned from these markets provide CSW with insights about the market structures that produce efficient and equitable results for consumers and shareholders. These insights will allow CSW to play a role in shaping the evolution of the electric sector of the United States.
        (5) Proposed Increase in Financing of Exempt Projects. For the reasons stated above, CSW, Energy and CSWI hereby request that the Commission exempt CSW, Energy and CSWI from the requirements of Rule 53(a)(1) under the Act such that CSW, Energy and CSWI may use the net proceeds from the issuance of recourse debt and equity securities and issue Guarantees, each in accordance with and upon the terms of the Financing Orders, in an aggregate amount at any time outstanding which, when added to CSW's direct and indirect "aggregate investment" in all Exempt Projects, would not at any time exceed CSW's "consolidated retained earnings." Based on CSW's "aggregate investment" in all Exempt Projects (approximately $825 million as of February 1,
1996) and "consolidated retained earnings" as of December 31, 1995 (approximately $1.847 billion), such limitation would allow financing of additional investments in Exempt Projects of approximately $1.022 billion. In addition, CSW, Energy and CSWI request that the Commission remove any restriction on the amount of debt securities that may be issued by Energy, CSWI, Project Parents or any of their respective subsidiaries to fund investments in Exempt Projects for which securities there is no recourse to CSW or any Operating Company.
        As described above, additional investments in Exempt Projects of approximately $1.215 billion are contemplated, and, upon the procurement of the authority of the Commission sought by this Application-Declaration, additional investments of approximately $1.022 billion as of December 31, 1995 will be authorized. The additional authority requested will not, as of December 31, 1995, be sufficient to enable CSW to make investments in all Exempt Projects it is presently developing or investigating. However, such limitations will be abated to the extent that the development of all projects presently under consideration are not consummated and that CSW's "consolidated retained earnings" increase prior to the consummation of the investments described above.
Item 2. Fees, Commissions and Expenses.
        The estimate of the approximate amount of fees and expenses payable in connection with this Application-Declaration is as follows:
   Holding Company Act filing fee..........$ 2,000.00*
   Counsel fees
        Milbank, Tweed, Hadley & McCloy.... 15,000.00

   Miscellaneous and incidental expenses
        including travel, telephone,
        postage and copying................  5,000.00

             Total.........................$22,000.00
   ____________________
   * Actual Amount.

Item 3. Applicable Statutory Provisions.
        The proposal herein is subject to Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 45, 53 and 54 thereunder. Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG. Giving effect to the proposals contained herein, CSW will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since CSW is proposing herein that CSW's "aggregate investment" may exceed 50% of CSW's "consolidated retained earnings." None of the conditions specified in Rule 53(b) is or will be applicable.
        Rule 53(c) states that, in connection with a proposal
to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph
(a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:
        (a)  will not have a substantial adverse impact upon
        the financial integrity of the registered holding
        company system; and
        (b) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.
CSW addresses each of these requirements as follows:
        (1) The use of proceeds from the issuance of debt and equity securities of CSW to make investments in EWGs (as well as in FUCOs), and the issuance of, or provision for, Guarantees in connection therewith by CSW, in amounts of up to CSW's "consolidated retained earnings" will not have a "substantial adverse impact" on the financial integrity of the CSW System.
        The lack of any "substantial adverse impact" on CSW's financial integrity as a result of increased levels of investments in Exempt Projects can be demonstrated in several ways, including by analyses of historic trends in CSW's consolidated capitalization ratios and retained earnings, the market view of CSW's securities and CSW's proven success in obtaining appropriate levels of non-recourse debt financing and third-party equity for its investments in QFs and Exempt Projects. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by CSW to finance investments in Exempt Projects exceeding the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the CSW System.
             (a) Aggregate investments in Exempt Projects in amounts up to 100% of CSW's "consolidated retained earnings" would still represent a relatively small commitment of capital for a company the size of CSW, based on various key financial ratios at December 31, 1995. For example, investments in this amount would be equal to only 25% of CSW's total capitalization ($7.4 billion), 21% of consolidated net utility plant
($9.0 billion), 13% of total consolidated assets ($13.9 billion), and 34% of the market value of CSW's outstanding common stock ($5.4 billion).
             (b)  CSW's consolidated retained earnings have
grown on average approximately 3.8% per year over each of the previous 5 years. Consolidated retained earnings increased
$71 million from 1993 to 1994, a 4.1% increase; and by
$69 million for the year ended December 31, 1995, a 3.8%
increase.
             (c)  Taken together with the credit strength of
the Operating Companies (which range from Single-A to Double-A), CSW's actual consolidated capitalization and interest coverage ratios for 1994 are within industry ranges set by the independent debt rating agencies for Single-A rated companies.
   Actual 1994 Capitalization and Interest Coverage Ratios
           (Excluding Non-Recourse Project Debt):
Total Debt/Capital                         57%
EBIT/Cash Interest (times)                 2.8
Funds from Operations/Interest (times)     3.7
   Actual 1995 Capitalization and Interest Coverage Ratios
           (Excluding Non-Recourse Project Debt):
Total Debt/Capital (1)                     60%
EBIT/Cash Interest (times) (1)             2.4
Funds from Operations/Interest (times) (1) 3.2
   (1)  Reflects the short-term impact of $713 million of
        bridge debt incurred to fund CSW's equity investment in SEEBOARD. CSW intends to repay the bridge debt through a combination of internally generated funds, additional sales of CSW common stock and strategic sales of assets.
                Industry Ratios for Single-A*
                                      Average   High      Low
Total Debt/Capital                    49%       56%       43%
EBIT/Cash Interest (times)            3.4       6.7       0.9
Funds from Operations/Interest (times)4.4       8.3       2.9
   *(Source:      Moody's Investors Service Electric Utility
                  Sourcebook, October 1995)
             (d) There is no indication that CSW's ability to raise common equity has been adversely affected by investments in Exempt Projects. In fact, just the opposite appears to be true, relative to the rest of the industry. CSW has ongoing public offerings of common stock through its PowerShare program which commenced in February 1994, and is in registration presently to offer up to 15,525,000 shares of common stock of CSW, the proceeds of which will be used to reduce the bridge debt incurred by CSW to fund its equity investment in SEEBOARD. Net proceeds from the sale of CSW common stock through its PowerShare program for 1994 and 1995 sales (average $23.23 and $25.27, respectively, per share) compare favorably to the then per share net book values for CSW's common stock ($16.01 and $16.48, respectively), resulting in market-to-book ratios of 145% and 154%, respectively. The market's assessment of CSW's future growth and earnings also compared favorably to other electric utility issuers in the 1994 to 1995 time frame. This can be shown by comparison of price-earnings and market-to-book ratios, both of which were generally above the electric utility industry average in that period. These measures indicate investor confidence in CSW's ability to deliver shareholder value.
                  1992    1993    1994    1995
P/E Ratio:
CSW               14.3    18.6    10.9    13.3
Electric Industry*14.8    15.1    11.8    12
Market-to-Book
Ratio:
CSW               187%    195%    141%    169%
Electric Industry*160%    161%    133%    137%

*(Source: Historical - Compustat Electric Utilities Database; Current - Utility Focus, Regulatory Research Associates, Inc., August 1995)
             (e) In recent years, CSW has been aligned with the industry as a whole in its dividend payout policy. This can be shown by CSW's dividend payout ratio (percentage of earnings paid out in dividends), which has consistently approximated the electric utility industry average. The implication of a relatively conservative payout policy is that CSW's earnings are more than adequate to cover current dividend levels and to support the growth in dividend levels needed to attract common stock investors, while continuing to strengthen the equity base through retained earnings growth.


                       1992      1993      1994      1995
CSW Payout Ratio (%):  75.9      99.4      81.7      81.9
Electric Industry*     84.3      78.6      81.4      81
*(Source: Historical - Compustat Electric Utilities Database; 1995 - Merrill Lynch & Co., Utility Data Sheet, June 19, 1995 (for 12 months ended May 31, 1995))
             (f)  The market's assessment of the overall
quality of Energy's and CSWI's portfolio of projects (Exempt Projects and QFs) is demonstrated by the success that Energy and CSWI have had in obtaining appropriate levels of non-recourse debt to finance and refinance the operations of these projects. For example, Energy recently arranged a $104 million and a $69 million non-recourse refinancing of Energy's pro rata investment in the Ft. Lupton and Mulberry Projects, respectively, and CSW Investment has arranged a $1.27 billion non-recourse financing of a portion of CSW's investment in the SEEBOARD project.
             (g)  None of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any CSW associate company, (2) CSW's consolidated retained earnings, as previously indicated, have increased in recent years, and (3) CSW has never reported an "operating loss" attributable to its Exempt Projects. Further, with the completion of the purchase of the capital shares of SEEBOARD, and with the Altamira Project scheduled to go into commercial operation in 1997, it is reasonable to expect a positive impact on the "operating income" of CSW's Exempt Projects as a group. Finally, no associate Exempt Project has ever defaulted under the terms of any financing document.
        (2) The proposed increased use of financing proceeds to invest in Exempt Projects will not have an "adverse impact" on any of CSW's Operating Companies, their respective customers, or on the ability of the four State commissions having jurisdiction over one or more such Operating Companies to protect such Operating Companies or such customers.
        The conclusion that the Operating Companies and their customers will not be adversely impacted by increased levels of investment by CSW in Exempt Projects is well supported by analyses of the Operating Companies' financial integrity (including ability of the Operating Companies to issue senior securities), lack of present and anticipated need for any significant amount of equity capital from CSW, continuing compliance with other applicable requirements of Rule 53(a), and the proven effectiveness of State commission oversight together with the affirmation by the State commissions that they will protect ratepayers from any adverse impact contained in the letters from the State commissions filed as Exhibit 2 to this Application-Declaration. The State commissions can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which exclude any utilities with adverse impacts due to foreign investments or EWGs. Therefore, the States have the authority and the mechanism to prohibit any adverse effects on the cost of capital due to investments in Exempt Projects from being passed on to ratepayers.
             (a) All of CSW's investments in Exempt Projects are segregated from the Operating Companies. No Operating Company has extended credit or sold or pledged its assets directly or indirectly to any Exempt Project, and the indebtedness of the Exempt Projects is not otherwise recourse to any Operating Company. CSW represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate CSW for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments.
             (b) Debt (including short-term debt) ratios of the Operating Companies are consistent with industry averages for 'A'-rated electric utilities. The current industry average for 'A'-rated electric utilities is 49%*









Debt as % of     1991     1992   1993    1994    1995
Capitalization

SWEPCO           45%      48%    48%     48%     49%
WTU              45%      44%    43%     48%     52%
PSO              47%      49%    49%     49%     48%
CPL              45%      48%    48%     49%     50%

*(Source: 'A' industry average-Calculated using Merrill Lynch & Co., Utility Data Sheet - Electric and Combination Utility Companies, April 1995)
Debt levels of the Operating Companies are projected to steadily decline, moving to the 44-45% range by the year 2000. The reduction in debt levels is attributable largely to projected growth in retained earnings.
             (c) Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth. Over the past 10 years, the Operating Companies have funded substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings. The last significant equity infusion by CSW in the Operating Companies was made in 1985 (approximately $70 million). Present projections indicate that CSW will not have to make any significant equity investment in any Operating Company for at least the next three
(3) years.
      Operating Companies - Construction Expenditures:
Actual (1992-1995) and projected (1996-1997) expenditures, net of Allowance for Funds Used During Construction ($million):

          1991  1992  1993  1994  1995  1996  1997
           276   326   480   493   397   332   356
Percent internally generated:
            1991   1992   1993   1994   1995
            114%    87%    82%    66%    76%
CSW presently estimates that for 1996 and 1997 the cash flow from operations will be sufficient to fund expected construction expenditures.
             (d)  The Operating Companies' ability to issue
debt and equity securities in the future depends upon earnings coverages at the time such securities are issued; that is, the Operating Companies must comply with certain coverage requirements designated in their mortgage bond indentures. Presently, the Operating Companies anticipate having more than adequate earnings coverages for financing requirements in the foreseeable future.
             (e)  The senior securities of each of the
Operating Companies are presently rated AA-, A+, A and A+ for SWEPCO, WTU, CPL and PSO, respectively, by Standard & Poor's.
The Operating Companies' coverages have generally been within the 'A' and 'AA' ranges set by the major rating agencies in recent years. The Operating Companies continue to show strong financial statistics as measured by the rating agencies (pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures). CSW believes there has been no adverse effect on the financial ratings of the Operating Companies as a result of CSW's investments in Exempt Projects.
    Bond Rating:      1991  1992  1993  1994  1995
    SWEPCO             AA-   AA-   AA-   AA-   AA-
    WTU                AA-   AA-   AA-   A+     A+
    CPL                A-    A     A     A      A
    PSO                AA-   AA-   AA-   A+     A+

             (f) CSW has complied and will continue to comply with the requirements of Rule 53(a)(2) regarding preparation of and making available books and records and financial reports regarding Exempt Projects.
             (g) CSW has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to Exempt Projects. Increased levels of investment in Exempt Projects are not expected to have any impact on utilization of Operating Company employees. The Operating Companies have not and will not increase staffing levels or acquire other resources to support the operations of Exempt Projects. In this regard, the vast majority of the operational employees of the Exempt Projects are hired or contracted locally. This is true even where Energy, CSWI or their respective subsidiary is the operator. Project development, management and home office support functions for the Exempt Projects are largely performed by Energy or CSWI, which together have approximately 89 full time employees, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Energy or CSWI. Accordingly, Energy's and CSWI's need for the support of personnel provided by the Operating Companies has been and is projected to remain relatively modest.
             (h) There is no evidence that the four State commissions having jurisdiction over the Operating Companies have been or will be unable to protect utility customers. The State commissions have not raised objections to CSW's investments in Exempt Projects. To provide the Commission with additional assurances, CSW met with each of the State commissions having jurisdiction over the Operating Companies and requested each to provide the Commission with a letter certifying that such State commission has jurisdiction over certain Operating Companies and that such State commission will protect ratepayers from any adverse effect or costs that might result from CSW's investments in Exempt Projects. Additionally, with respect to certain State commissions, CSW will have to comply with certain reporting requirements and covenant, among other things, that such investments in Exempt Projects will not result in any obligation by the Operating Companies. CSW and its affiliates have been subjected to numerous audits by the Federal Energy Regulatory Commission and the Commission, and it is assumed both staffs will participate in future audits. Audits by the SEC have not raised "significant" questions.
Item 4. Regulatory Approval.
        The issuance and sale of securities by CSW and the use
of the proceeds thereof to acquire or guaranty the securities of any Exempt Project are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission. CSW has complied with the requirements of Rule 53(a)(4) by submitting a copy of this Application-Declaration to the public utility commissions in Texas, Arkansas, Louisiana and Oklahoma. In addition, CSW and the Operating Companies have discussed the request for additional investment authority set forth in this Application-Declaration with each of the four State commissions having jurisdiction over one or more such Operating Companies.
Item 5. Procedure.
        It is requested that the Commission issue and publish
no later than March 1, 1996, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than March 26, 1996, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than March 27, 1996, an appropriate order granting and permitting this Application-Declaration to become effective.
        CSW, Energy and CSWI respectfully request that appropriate and timely action be taken by the Commission in this matter in order that the development activities of CSW, Energy and CSWI may continue to expand to the levels sought hereby.
        No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter, unless such Division opposes the matters covered hereby. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof.
Item 6.  Exhibits and Financial Statements.
        Exhibit 1 -    Proposed Notice of Proceeding.

        Exhibit 2 -    Correspondence from State Commissions.

Item 7.  Information as to Environmental Effects.
        The proposed transactions do not involve major federal action having a significant effect on the human environment. See
Item 1. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.




                      S I G N A T U R E

   Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 28, 1996


                            CENTRAL AND SOUTH WEST CORPORATION


                            By:/s/STEPHEN J. MCDONNELL
                                 Stephen J. McDonnell
                                 Treasurer








                      S I G N A T U R E

   Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 28, 1996

                            CSW ENERGY, INC.


                            By:/s/TERRY D. DENNIS
                                 Terry D. Dennis
                               President and Chief Executive
                               Officer




                      S I G N A T U R E

   Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 28, 1996

                            CSW INTERNATIONAL, INC.


                            By:/s/TERRY D. DENNIS
                                 Terry D. Dennis
                               President and Chief Executive
                               Officer




                        EXHIBIT INDEX

Exhibit
Transmission
Number                Exhibit                          Method

  1     Proposed Notice of Proceeding (amended).     Electronic

  2     Correspondence from State Commissions           ---
        (to be filed by amendment).